Strategic Mining Corp.

130 King Street West suite 1800

Toronto, Ontario, Canada

(416) 865-3391

December 3, 2010

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re: Strategic Mining Corp.

       Amendment No. 4 to Registration Statement on Form 10

       File No. 0-53961

       Filed December 3, 2010

Dear Mr. Schwall:

The company is in receipt of your comment letter of May 26, 2010.  The following responses are based upon information compiled from the company and the public records, and correspond to each of your numbered comments:

General

1.

We have amended our exhibit list to include the missing exhibit number.

Certain Relationships and Related Transactions

2.

We have expanded the discussion to provide more detail of Mr. Sterck’s disinterest prior to the letter of intent.

Financial Statements

3.

On November 12, 2010, the board of directors discovered, as a result of the review of its Form         10/A by its independent accountant, that a former version of the Form 10 was used for the second amended Form 10 filed on September 23, 2010. As a result, it omitted modifications to the             company’s financial statements that were included in the first amended 10/A on August 9, 2010.   The company is filing Amendment No. 3 to its Form 10/A to correct the filing error, including but not limited to supplying the missing disclosures to Note C. A Form 8-K was filed on November 16, 2010 for non-reliance to address this issue.

4.

This was also due to the filing error.  The correct auditor’s report has been filed with Amendment No. 3.

5.

This was also due to the filing error.  The correct revised interim financial statements have been filed with Amendment No. 3 with the correct total liabilities and full footnotes.

/ / /

Engineering Comments

1.

The maps have been re-inserted into the document.

Closing Comments

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

TODD STERCK

Chief Executive Officer